UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   GRADE, JEFFERY T.
   HARNISCHFEGER INDUSTRIES, INC.
   3600 S. Lake Drive
   St. Francis, WI  53235
   USA
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   OCTOBER, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK                 |7/9/96|A   |707(1)            |A  |$25.031    |                   |      |                           |
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COMMON STOCK                 |10/9/9|A   |637(1)            |A  |$27.938    |178,460            |I     |(1)                        |
                             |6     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |(2)   |J   |4                 |A  |(2)        |909(2)             |I     |(2)                        |
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COMMON STOCK                 |7/9/96|A   |436(3)            |A  |$33.75     |                   |      |                           |
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COMMON STOCK                 |10/9/9|A   |392(3)            |A  |$37.250    |146,327            |I     |(3)                        |
                             |6     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |4/8/96|A   |178,229(4)        |A  |           |180,979            |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Empl. Stock Options (Rig|$37.88  |10/13|A   |42,000     |A  |4/13/|10/13|Common Stock|42,000 |--     |42,000      |D  |--          |
hts to Buy) (5)         |        |/96  |    |           |   |97-00|/06  |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$31.25  |--   |--  |-- --      |A,D|4/9/9|10/9/|Common Stock|35,000 |--     |35,000      |D  |--          |
hts to Buy) (5)         |        |     |    |           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$26.50  |--   |--  |-- --      |A,D|4/3/9|10/3/|Common Stock|12,500 |--     |12,500      |D  |--          |
hts to Buy) (5)         |        |     |    |           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$19.63  |--   |--  |-- --      |A,D|4/4/9|10/4/|Common Stock|6,250  |--     |6,250       |D  |--          |
hts to Buy) (5)         |        |     |    |           |   |4-97 |03   |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Held in "rabbi" trust pursuant to the Harnischfeger Industries, Inc. ("HII") Executive Incentive Plan ("EIP").
Acquisition of shares under the Plan's automatic dividend reinvestment feature.
 (2) Held in trust pursuant to the HII
Employees' Savings Plan. Shares acquired under the Plan's automatic dividend reinvestment feature at then current market prices. The Plan is a unitized plan and as a result each participant is allocated a certain number of units representing that participant's proportionate share of the HII stock fund. The number reported represents the units allocated to the particiant's account as of 10/31/96. (3) Held in "rabbi" trust pursuant to the HII Supplemental
Retirement and Stock Funding Plan ("SRP"). Acquisition of shares under the Plan's automatic dividend reinvestment feature. (4) Grant of "restricted stock" under the HII 1988 Incentive Stock Plan ("1988 Plan") in connection with
cancellation of employment contract rights.   (5)  Options granted under the
1988 Plan.  Options under the plan
become exercisable in 25% increments at four 12 months intervals commencing 6 months from the date of grant and expire 10 years after the date of
grant.
SIGNATURE OF REPORTING PERSON
                     /s/   Jeffery T. Grade
DATE
12/10/96